Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our reports dated February 12, 2026 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited in the following Registration Statements, included in this Current Report on Form 6-K:

•	Form F-3 file nos. 333-271854 and 333-280180
•	Form F-10 file no. 333-280114
•	Form S-8 file nos. 333-130339 and 333-152004

Toronto, Canada
February 12, 2026

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Chartered Professional Accountants
Licensed Public Accountants